
05005109

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
January 5, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since December 13, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE December 13, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated December 16, 2004 (Attached hereto as Exhibit A)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: December 13, 2004
(A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since November 1, 2004 include the following information:

i. November 30– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In November 2004, Kao repurchased pursuant to that resolution a total of 2,260,000 shares for ¥5,529,000,000. As of November 30, 2004, Kao had issued 574,443,701 shares of common stock, and held 22,959,200 of them.

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

December 16, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has completed the purchases of stock authorized by the resolution made at the meeting of the Board of Directors held on September 22, 2004. With the completion of the aforementioned purchases, the Board of Directors resolved, at the meeting of the Board of Directors held on the date hereof, to carry out additional purchases pursuant to the resolution to purchase the Company's stock made at the 98th Annual General Meeting of Shareholders held on June 29, 2004.

1) Information regarding purchase carried out pursuant to the resolution made at the meeting of the Board of Directors held on September 22, 2004:

-Period of purchases:	From November 26, 2004 to December 15, 2004
-Number of purchased shares:	1,720,000 shares
-Total amount of purchases:	4,311,640,000 yen
-Method of purchase:	Purchased at Tokyo Stock Exchange

2) Information regarding purchase to be carried out as authorized by the resolution made at the meeting of the Board of Directors held on the date hereof:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,416,000 shares
-Total amount of purchases:	Up to 15,086,000,000 yen
-Period of purchases:	From December 17, 2004 to March 23, 2005

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on September 22, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,000,000 shares
-Total amount of purchases:	Up to 15,000,000,000 yen
-Period of purchases:	From October 1, 2004 to December 15, 2004

Total number of purchased shares and total amount of purchases pursuant to the above-mentioned resolution as of December 15, 2004:

6,000,000 shares
14,915,255,000 yen

2) Information regarding the resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total amount of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total amount of purchases since June 29, 2004, the date of the 98th Annual General Meeting of Shareholders:

11,584,000 shares
29,913,875,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044